

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Via E-mail
David V. Smith
Chief Financial Officer
Five Prime Therapeutics Inc.
111 Oyster Point Blvd.
South San Francisco, CA 94080

> **Re:** **Five Prime Therapeutics, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2019**
> **Exhibit No. 10.1 – Amendment No. 3 to the Non-Exclusive License Agreement by and among the company, BioWa, Inc. and Lonza Sales AG, dated as of July 17, 2019**
> **Exhibit No. 10.2 – Amendment No. 4 to the Non-Exclusive License Agreement by and among the company, BioWa, Inc. and Lonza Sales AG, dated as of August 22, 2019**
> **Filed November 6, 2019**
> **File No. 001-36070**

Dear Mr. Smith:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance